UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007            File No.    0-51923

Orko Silver Corp.

(Name of Registrant)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

1.

News Release dated October 1, 2007.

2.

News Release dated October 10, 2007.

3.

News Release dated November 19, 2007.

4.

News Release dated December 21, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Orko Silver Corp.

(Registrant)

Dated: February 4, 2008	By: /s/ Ross Wilmot Ross Wilmot, Chief Financial Officer and Director

October 10, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Adds Fourth Drill Rig

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that Major Drilling S.A. de C.V. of Hermosillo, Sonora, Mexico, has delivered a fourth diamond drilling rig and crew to Orko Silver’s La Preciosa project. The fourth rig will be initially utilized at Orko Silver’s La Preciosa property to accelerate drill target testing of the impressive Martha Vein.

Orko Silver recently succeeded in contracting a third rig which is currently operating on the San Juan property, a joint venture project with Silver Standard Resources Inc., located immediately west adjacent to La Preciosa. Before the end of 2007, Orko Silver anticipates starting a drill program at its Santa Monica Joint Venture with Goldcorp, Inc. located immediately east adjacent to La Preciosa .

Gary Cope, President of Orko Silver adds, “The impressive results yielded from the Martha Vein since its discovery in Hole BP06-77 prompted us to accelerate the program at La Preciosa. The Martha Vein’s significant contribution to our last resource estimate only served to reinforce that decision. We are anxiously looking forward to more assay results from La Preciosa.”

A printer friendly PDF format of this news release is available at the link below:

http://www.investorhub.ca/orkonews.pdf

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 3 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

October 10, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that Major Drilling S.A. de C.V. of Hermosillo, Sonora, Mexico, has delivered a fourth diamond drilling rig and crew to Orko Silver’s La Preciosa project. The fourth rig will be initially utilized at Orko Silver’s La Preciosa property to accelerate drill target testing of the impressive Martha Vein.

Orko Silver recently succeeded in contracting a third rig which is currently operating on the San Juan property, a joint venture project with Silver Standard Resources Inc., located immediately west adjacent to La Preciosa. Before the end of 2007, Orko Silver anticipates starting a drill program at its Santa Monica Joint Venture with Goldcorp, Inc. located immediately east adjacent to La Preciosa .

Gary Cope, President of Orko Silver adds, “The impressive results yielded from the Martha Vein since its discovery in Hole BP06-77 prompted us to accelerate the program at La Preciosa. The Martha Vein’s significant contribution to our last resource estimate only served to reinforce that decision. We are anxiously looking forward to more assay results from La Preciosa.”

A printer friendly PDF format of this news release is available at the link below:

http://www.investorhub.ca/orkonews.pdf

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 3 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

November 19, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Hits 16.55 metres grading 377.7 g/t silver-equivalent on Martha Vein

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program on La Preciosa Project in Durango, Mexico.

Ten more drill holes have extended the Martha Vein structure from the previously reported Inferred Resource Estimate area (see news release 01 October 2007), of which seven exceed 5 metres true width, illustrating the continuity of this major structure. Hole BP07-135 hit a true width of 16.55 metres grading gold 0.363 g/t, silver 355.9 g/t for a silver-equivalent of 377.7 g/t.

Gary Cope, President of Orko, adds, "Since the last resource estimate that included holes to BP07-120, the focus of the ongoing drilling program has been to drill test the Martha Vein both to the east and to the south of the previously defined area of Martha Vein resource reported in the Oct 1 resource estimate (see news release Oct 1, 2007 for details). To date the company has drilled approximately 35 holes further testing the extent of the Martha Vein which now has been intercepted continuously in numerous holes up to a further kilometer south and east of the holes that contain the Martha Vein mineral resource estimate. The Martha Vein is an encouraging structure, varying in thickness but consistent in predictability as the drills move east and south of the previous Martha resource estimates. Grades for many of the Martha vein holes recently drilled are unknown and will be released as the company receives the results of the sampling.

The discovery of Martha and the newly available drilling data suggests that we are onto a deposit of much larger scale and scope than had originally been conceived. To that end, we are focusing our attention and resources on drill testing the Martha Vein more aggressively. We are proud of what our team has accomplished at La Preciosa and are excited about the prospect of releasing more drill results. We look forward to releasing new resource estimate in Q1 2008.”

The following holes highlight results from drilling targeted to intercept the Martha Vein and other veins.

BP07-135

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	472.83	490.44	17.61	16.55	0.363	355.9	377.7
Includes	476.68	490.44	13.76	12.93	0.451	430.5	457.6
Includes	481.91	483.76	1.85	1.74	0.684	1,033.6	1,074.6

Hole BP07-135 is located on the east side of La Preciosa Ridge, azimuth 090o, dip -50o, 100 metres east of hole BP06-69, on mine-section 15,000 N.

BP07-133

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	308.23	321.26	13.03	11.28	0.358	126.3	147.8
Includes	310.94	321.26	10.32	8.94	0.412	139.6	164.3
Includes	318.21	321.26	3.05	2.64	0.540	186.4	218.8

Hole BP07-133 is located east of La Preciosa Ridge on mine section 15,100 N, 100 metres east of hole BP06-71 and 100 metres north of hole BP07-135. It is oriented azimuth 090, dip -50 degrees.

BP07-132

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha(total)	230.73	246.55	15.82	13.70	0.144	79.7	88.3

Marthita	230.73	234.03	3.30	2.86	0.305	141.7	160.0
Includes	231.38	234.03	2.65	2.29	0.342	160.1	180.6

Martha	241.33	246.55	5.22	4.52	0.097	109.0	114.8
Includes	244.03	246.55	2.52	2.18	0.072	161.0	165.4
Includes	244.03	245.55	1.52	1.32	0.077	235.9	240.5

Hole BP07-132 is located east of La Preciosa Ridge on mine section 15,300 N, 100 metres east of hole BP06-72. It is oriented azimuth 090, dip -45 degrees. The Martha(total) is the structure of Martha plus Marthita intersections and lower grade material in between.

BP07-131

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	241.17	253.50	12.33	11.17	0.322	129.1	148.4
Includes	241.17	247.26	6.09	5.52	0.346	144.7	165.4
Includes	241.17	243.03	1.86	1.69	0.546	236.5	269.3

Hole BP07-131 is located east of La Preciosa Ridge on mine section 15,200 N, 100 metres east of hole BP06-62. It is oriented azimuth 000, dip -90 degrees.

BP07-130

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	257.05	262.20	5.15	4.46	0.538	182.8	215.1
Includes	257.05	259.65	2.60	2.25	0.950	210.2	267.2
Includes	257.05	258.60	1.55	1.34	1.359	306.9	388.4

Hole BP07-130 is located north of La Preciosa Ridge on mine section 15,400 N, 100 metres east of hole BP07-126. It is oriented azimuth 090, dip -45 degrees.

BP07-128

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	288.65	296.74	8.09	7.33	0.186	105.2	116.4
Includes	288.65	292.92	4.27	3.87	0.242	171.7	186.2
Includes	288.65	290.37	1.72	1.56	0.259	257.8	273.3

Hole BP07-128 is located north of La Preciosa Ridge on mine section 15,500 N, 100 metres east of hole BP07-96. It is oriented azimuth 090, dip -45 degrees.

BP07-126

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha(total)	298.34	315.41	17.07	16.04	0.167	72.5	82.5

Marthita	298.34	306.02	7.68	7.22	0.259	87.1	102.7
Includes	298.74	302.92	4.18	3.93	0.313	113.8	132.6
Includes	302.59	302.92	0.33	0.31	0.650	484.3	523.3

Martha	312.28	315.41	3.13	2.94	0.176	131.6	142.2
Includes	313.60	315.41	1.81	1.70	0.199	190.9	202.8

Hole BP07-126 is located north of La Preciosa Ridge on mine section 15,400 N, 100 metres east of hole BP06-77. It is oriented azimuth 090, dip -45 degrees. The Martha (total) is the structure of Martha plus Marthita intersections and lower grade material in between.

BP07-125A

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	256.33	267.34	11.01	9.98	0.244	144.8	159.4
Includes	256.33	263.17	6.84	6.20	0.293	208.4	226.0
Includes	258.16	260.02	1.86	1.69	0.560	374.7	408.4

Hole BP07-125A is located north of La Preciosa Ridge on mine section 15,800 N, 100 metres east of hole BP07-127. It is oriented azimuth 090, dip -45 degrees.

BP07-124

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	269.36	274.86	5.50	5.17	0.286	125.9	143.1
Includes	270.16	273.94	3.78	3.55	0.373	146.8	169.1
Includes	270.16	270.36	0.20	0.19	0.530	355.4	387.2

Hole BP07-124 is located north of La Preciosa Ridge on mine section 15,600 N, 100 metres east of hole BP07-118. It is oriented azimuth 090, dip -45 degrees.

BP07-121

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	423.40	425.22	1.82	1.71	0.096	245.8	251.5
Includes	423.40	424.89	1.49	1.40	0.109	298.8	305.4
Includes	423.40	424.27	0.87	0.81	0.118	488.8	495.9

Hole BP07-121 is located north of La Preciosa Ridge, 100 metres east of BP07-119. It is on mine grid 15,900 N, azimuth 090, dip -45 degrees.

BP07-116

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	130.10	132.26	2.16	1.96	0.324	124.6	144.1
Includes	130.10	131.84	1.74	1.58	0.389	137.8	161.2
Includes	130.10	131.05	0.95	0.86	0.646	194.9	233.6

Hole BP07-116 did not reach target depth for the Martha Vein due to a jamming of the drill rods, but did intercept a vein. It is located on the east side of La Preciosa Ridge, 200 metres east of hole BP06-65, on mine grid 14,800 N, azimuth 090, dip -50 degrees.

A complete table of drill results is available at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 3 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

December 21, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Provides Year End Summary and Update for 2008

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) – The Company wishes to provide a year end summary and update of activities planned for 2008.

Calendar Year 2007 included a milestone event for Orko Silver with the discovery of the Martha Vein in Hole 77 announced on March 27th, 2007. The Company also managed to double the number of rigs drilling at its projects from 2 to 4. We also released two NI 43-101 compliant resource estimates during 2007. The most recent of which increased our resource at La Preciosa by 86% to 73.1 Million Silver-equivalent ounces of contained metal. The independently verified estimate, announced on October 1st, 2007, concluded that work to date on the property had outlined an estimated Inferred Resource of 10.36 million tonnes grading 0.328 g/t Au and 200.0 g/t Ag at a cut-off grade of 100 g/t for a Silver-Equivalent grade of 219.0 g/t. Silver-equivalent for the purposes of this resource estimate was defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns were assumed to be 100%.

The October 1 st, 2007 resource estimate was based on data that included 120 holes drilled by Orko Silver at La Preciosa. To further our objective of increasing the resource at La Preciosa, we have since completed hole 167 and deepened another 8 previously drilled holes to further test the Martha Vein.

During Calendar Year 2007, Orko Silver managed to drill over 35,500 metres at La Preciosa bringing the total drilled at La Preciosa to date to over 73,000 metres. Orko Silver also completed an 8 hole program comprising of over 5300 metres of drilling at its contiguous San Juan Project, a joint venture with Silver Standard Resources Inc.

The Company has now completed its drill program for Calendar Year 2007 with all 4 drill rigs currently undergoing yearly maintenance overhauls. Two of the rigs will resume drilling in the first week of January with the other 2 to follow in the second week of the month. The geological team at La Preciosa will continue to work into next year with the usual holiday season breaks with a goal towards mobilizing to full capacity during the first week of January 2008.

The Company remains extremely optimistic about its future prospects and its progress at La Preciosa as it awaits assay results from drilling completed during 2007. For 2008, we intend to vigorously continue our drilling program at La Preciosa with a focus towards expanding our resource based on the Martha Vein and other drill targets. The Company also began the interpretation of geophysical data recently received on its contiguous Santa Monica Project, a joint venture with Goldcorp, Inc. The Company hopes to begin a drill program at Santa Monica in the New Year.

A printer friendly PDF format of this news release is available at the link below:

http://www.investorhub.ca/orkonews.pdf

George Cavey, P.Geo. is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

George Cavey

Vice-President Exploration

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .